                        1934 Act Registration No. 1-15128

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                              Dated January 3, 2003

                         For the month of December 2002

                       United Microelectronics Corporation
                 (Translation of Registrant's Name into English)

                              No. 3 Li Hsin Road II
                          Science-Based Industrial Park
                             Hsinchu, Taiwan, R.O.C.
                     (Address of Principal Executive Office)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

      Form 20-F     V                                 Form 40-F ________
               ----------

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes ________                                    No   V
                                                        --------

(If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)
                                   --------------
This current report on Form 6-K is hereby incorporated by reference into our Registration Statement on Form F-3 filed with the Commission on January 2, 2002, as amended (File No.333-14256).

                                     Exhibit

Exhibit      Description
99.1         Announcement on Dec 3, 2002: UMC ADOPTS ORIDUS' MEBESCRUISER FOR
             INTERACTIVE, ONLINE REVIEW OF INTEGRATED CIRCUIT MASK DATA

99.2         Announcement on Dec 9, 2002: To respond to the 2002/12/09 Economic
             Daily News report on Sec 25.

99.3         Announcement on Dec 9, 2002: November Sales

99.4         Announcement on Dec 12, 2002: UMC and Micronas Enhance Foundry
             Relationship

99.5         Announcement on Dec 13, 2002: disposal of Sampo Corporation securities

99.6         Announcement on Dec 15, 2002: 1) the trading and pledge of UMC common shares by directors, supervisors, executive officers and 10%
             shareholders of UMC 2) the acquisition and disposition of assets by UMC

99.7         Announcement on Dec 17, 2002: UMC AND XILINX ON TRACK TO MANUFACTURE
             90NM PROGRAMMABLE CHIPS ON 300MM WAFERS IN 2003

99.8         Announcement on Dec 24, 2002: UMC AND SiS ANNOUNCE INTENTION TO FORM
             LONG-TERM STRATEGIC PARTNERSHIP

99.9         Announcement on Dec 26, 2002: acquisition of Silicon Integrated
             Systems Corporation securities

99.10 Announcement on Dec 27, 2002: Clarification to United Evening News report on 12/27/02 Sec 14

99.11        Announcement on Dec 30, 2002: acquisition of Silicon Integrated Systems
             Corporation securities

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       United Microelectronics Corporation

Date: January 3, 2003                By /s/ Stan Hung
      ---------------                  ---------------------------------
                                        Stan Hung
                                        Chief Financial Officer

                                                                    Exhibit 99.1

Subject: UMC ADOPTS ORIDUS' MEBESCRUISER FOR INTERACTIVE, ONLINE REVIEW OF INTEGRATED CIRCUIT MASK DATA
To which item it meets--article 2 paragraph xx:47
Date of events: 2002/12/03
Contents:
1. Date of occurrence of the event:2002/12/03
2. Cause of occurrence: FREMONT, Calif.-Oridus, Inc., provider of powerful, secure enterprise collaboration software solutions, and UMC (NYSE: UMC), a world-leading foundry, announced today that UMC has expanded its online customer-oriented services with Oridus' Web-based mask data MEBES (Manufacturing Electronic Beam Exposure System 2) reader tool, MebesCruiser. Now, UMC customers can independently view and browse their MEBES database of an integrated circuit
(IC), or join teams of engineers for collaboration via Web conferencing in a highly secure, online mask data environment. Oridus' technology virtually eliminates the costly travel and time barriers associated with traditional IC manufacturing.
3. Countermeasures: none
4. Any other matters that need to be specified: none

                                                                    Exhibit 99.2

Subject: To respond to the 2002/12/09 Economic Daily News report on Sec 25.
To which item it meets--article 2 paragraph xx:31
Date of events:2002/12/09
Contents:
1. Name of the reporting media: Economic Daily News
2. Date of the report: 2002/12/09
3. Content of the report: UMC might won the ruling against Taiwan's Silicon Integrated Systems ("SiS") using a patented UMC process
4. Summary of the information provided by investors: Not Applicable
5. Company's explanation of the reportage or provided information: We have not received the result of Presidential review, but ITC's decision is fianl, and the Presidential review is a subsequent formal procedure, and should maintain ITC decision that UMC won.
6. Countermeasures: None
7. Any other matters that need to be specified:None

                                                                    Exhibit 99.3

                       United Microelectronics Corporation

                                December 9, 2002

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of November 2002

1)    Sales volume (NT$ Thousand)

------------------------------------------------------------------------------------------------
      Period            Items             2002               2001          Changes          %
------------------------------------------------------------------------------------------------
November          Invoice amount          5,968,645        4,735,606       1,233,039     26.04%
------------------------------------------------------------------------------------------------
Jan -Nov          Invoice amount         66,323,359       62,334,463       3,988,896      6.40%
------------------------------------------------------------------------------------------------
November          Net sales               6,002,983        4,806,799       1,196,184     24.89%
------------------------------------------------------------------------------------------------
Jan -Nov          Net sales              61,922,565       60,080,178       1,842,387      3.07%
------------------------------------------------------------------------------------------------

2)    Funds lent to other parties (NT$ Thousand)

-----------------------------------------------------------------------------------------------
                            Limit of lending           November          Bal. as of period end
-----------------------------------------------------------------------------------------------
UMC                                 30,949,691                    0                          0
-----------------------------------------------------------------------------------------------
UMC's subsidiaries                   2,019,674                3,351                  1,942,367
-----------------------------------------------------------------------------------------------

3)    Endorsements and guarantees (NT$ Thousand)

---------------------------------------------------------------------------------------------------
                                       Limit of endorsements     November    Bal. as of period end
---------------------------------------------------------------------------------------------------
UMC                                               61,899,383            0                        0
---------------------------------------------------------------------------------------------------
UMC's subsidiaries                                    32,582            0                        0
---------------------------------------------------------------------------------------------------
UMC endorses for subsidiaries                                           0                        0
---------------------------------------------------------------------------------------------------
UMC's subsidiaries endorse for UMC                                      0                        0
---------------------------------------------------------------------------------------------------
UMC endorses for PRC companies                                          0                        0
---------------------------------------------------------------------------------------------------
UMC's subsidiaries endorse for PRC companies                            0                        0
---------------------------------------------------------------------------------------------------

4)    Financial derivatives transactions

a-1   Hedging purpose (for assets/liabilities denominated in foreign currencies)

---------------------------------------------------------------------------------------------------
Underlying assets / liabilities                                                                N/A
---------------------------------------------------------------------------------------------------
Financial instruments
---------------------------------------------------------------------------------------------------
Realized profit (loss)
---------------------------------------------------------------------------------------------------
a-2   Hedging purpose (for the position of floating rate liabilities)
---------------------------------------------------------------------------------------------------
Underlying assets / liabilities                                                                N/A
---------------------------------------------------------------------------------------------------
Financial instruments
---------------------------------------------------------------------------------------------------
Realized profit (loss)
---------------------------------------------------------------------------------------------------

b     Trading purpose : None

                                                                    Exhibit 99.4

Subject: UMC and Micronas Enhance Foundry Relationship
To which item it meets--article 2 paragraph xx: 47
Date of events: 2002/12/12
Contents:
1. Date of occurrence of the event: 2002/12/12
2. Cause of occurrence: Hsinchu, Taiwan and Freiburg, Germany - Following an agreement made earlier this year, Micronas (SWX Swiss Exchange: MASN, Neuer Market Frankfurt: MNSN), a leading supplier of cutting-edge IC solutions for consumer and automotive electronics, and UMC (NYSE: UMC), a world-leading semiconductor foundry, today reaffirmed their foundry partnership by defining the terms of a new and mutually agreed-upon plan.
During a meeting at Micronas' operational headquarters in Freiburg, Germany, which included Micronas' CEO Wolfgang Kalsbach and UMC's Chairman Robert Tsao, the two companies discussed a wide range of topics to enhance their five-year agreement. Under the terms of the original agreement, made in June 2002, UMC became the principal supplier of mixed-mode ICs for Micronas, while Micronas gained access to UMC's advanced technologies and foundry capacity. UMC is currently manufacturing the DPS 9450 video controller chip and the MDE 9500 hybrid analog/digital TV decoder chip for Micronas using its 0.18 um mixed-mode process. The two companies are continuing their cooperative efforts in this area with the mutual development of 0.13 um mixed-mode technology based on UMC's standard 0.13 um CMOS process.
3. Countermeasures: none
4. Any other matters that need to be specified: none

                                                                    Exhibit 99.5

Subject: To announce related materials on disposal of Sampo Corporation securities
To which item it meets--article 2 paragraph xx: 20
Date of events: 2002/12/13
Contents:
1.  Name of the security: common shares of Sampo Corporation
2.  Trading date: 2002/01/02~2002/12/13
3. Trading volume, unit price, and total monetary amount of the transaction: trading volume: 9,980,000 shares; average unit price: $13.10 NTD; total amount:
$130,742,450 NTD
4. Gain (or loss) on disposal (not applicable in cases of acquisition of securities): $4,936,920 NTD
5. Relationship with the underlying company of the trade: Sampo Corporation, investee company under cost method
6. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of restriction of rights: cumulative volume: 25,210,137 shares;amount: $317,793,046 NTD; percentage of holdings: 2.45%; status of restriction of rights: no
7. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder's equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: ratio of total assets: 19.10%; ratio of shareholder's equity: 26.51%; the operational capital as shown in the most recent financial statement: $61,639,615 thousand NTD
8. Concrete purpose/objective of the acquisition or disposal: financing operation
9.  Opinions of directors expressing opposition to the current trade: none
10. Any other matters that need to be specified: none

                                                                    Exhibit 99.6

                       United Microelectronics Corporation

                         For the month of November, 2002

This is to report 1) the trading of directors, supervisors, executive officers and 10% shareholders of United Microelectronics Corporation ("UMC") (NYSE : UMC)
2) the pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders of UMC 3) the acquisition assets by UMC 4) the disposition of assets by UMC for the month of November, 2002

1) The trading of directors, supervisors, executive officers and 10% shareholders

-------------------------------------------------------------------------------------------------------------------
     Title              Name         Number of shares held  Number of shares     Number of shares    Changes
                                     when elected (for      held as of           held as of
                                     Directors,             October 31, 2002     November 30, 2002
                                     Supervisors and
                                     Executive Officers)
                                     or as May 30, 2001
-------------------------------------------------------------------------------------------------------------------
    Director          Chris Chi              0                  3,592,640             3,547,640       -45,000
-------------------------------------------------------------------------------------------------------------------
    Director         Fu-Tai Liou             0                  5,762,301             5,692,301       -70,000
-------------------------------------------------------------------------------------------------------------------

2) The pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders:

-------------------------------------------------------------------------------------------------------------------
     Title                           Name                     Number of       Number of             Changes
                                                              shares pledge   shares pledge
                                                              as of           as of
                                                              October 31,     November 30,
                                                              2002            2002
-------------------------------------------------------------------------------------------------------------------
    Director          Chuin Tsie Investment Corporation            18,100,000      61,300,612           43,200,612
-------------------------------------------------------------------------------------------------------------------
    Director           Chuin Li Investment Corporation             20,704,990      25,542,088            4,837,098
-------------------------------------------------------------------------------------------------------------------
    Director           Shieh Li Investment Corporation             22,220,000      39,553,518           17,333,518
-------------------------------------------------------------------------------------------------------------------

3)   The acquisition assets (NT$ Thousand)

--------------------------------------------------------------------------------------------------
                 Description of assets                       November           Jan -November
--------------------------------------------------------------------------------------------------
Semiconductor Manufacturing Equipment                        1,140,489            24,510,949
--------------------------------------------------------------------------------------------------
Fixed assets                                                    12,437               134,969
--------------------------------------------------------------------------------------------------

4)   The disposition of assets (NT$ Thousand)

--------------------------------------------------------------------------------------------------
                 Description of assets                       November           Jan -November
--------------------------------------------------------------------------------------------------
Semiconductor Manufacturing Equipment                         184,902              578,964
--------------------------------------------------------------------------------------------------
Fixed assets                                                    2,356               38,698
--------------------------------------------------------------------------------------------------

                                                                    Exhibit 99.7

Subject: UMC AND XILINX ON TRACK TO MANUFACTURE 90NM
PROGRAMMABLE CHIPS ON 300MM WAFERS IN 2003
To which item it meets--article 2 paragraph xx: 47
Date of events: 2002/12/17
Contents:
1. Date of occurrence of the event: 2002/12/17
2. Cause of occurrence: UMC (NYSE: UMC) and Xilinx, Inc.(NASDAQ: XLNX) today reported that the companies are on track to produce a new family of Xilinx programmable chips in the second half of 2003 using UMC's advanced 90 nanometer
(nm) chip-making process technology.
UMC is preparing to manufacture the line of Xilinx field programmable gate arrays (FPGAs) at its 300mm fabrication facility and has produced an FPGA test chip. At 90nm, Xilinx engineers can pack more transistors, layers, interconnect and product features into a single chip, reducing die size by 50 to 80 percent, compared to any competing FPGA solution. UMC's L90 process integrates nine layers of high-speed copper interconnect, 1.2V high performance transistors and low-k dielectric material into a single manufacturing process. Xilinx's investment in 90nm manufacturing technology with UMC will enable the company to drive pricing down to under $25 for a one-million-gate FPGA (approximately 17,000 logic cells)*, which represents a savings of 35 to 70 percent compared to any competitive offering. A smaller die size results in moredie per wafer, which improves device densities and yields, thereby reducing overall production costs. This in turn leads to a more highly integrated, less expensive product that takes up less board space when designed by a customer into an end product.
For nearly a decade, Xilinx has successfully partnered with UMC as its primary semiconductor manufacturing partner for high-volume production of the company's programmable chips. Over the past several years, UMC and Xilinx have aligned to target a number of programmable devices to UMC's deep submicron processes. Most recently, the Virtex-II FPGAs were targeted to 130nm - and now the two companies are working to target specific designs to the 90nm manufacturing processes. Due to the regular structure and reprogrammability of Xilinx devices, defects can be more easily identified and isolated during manufacturing than with traditional, fixed semiconductor device architectures, making it an ideal process migration partner for a manufacturer such as UMC.
3. Countermeasures: none
4. Any other matters that need to be specified: none

                                                                    Exhibit 99.8


Subject: UMC AND SiS ANNOUNCE INTENTION TO FORM LONG-TERM STRATEGIC PARTNERSHIP To which item it meets--article 2 paragraph xx: 47
Date of events: 2002/12/24
Contents:
1. Date of occurrence of the event: 2002/12/24
2. Cause of occurrence: December 24, 2002 -- United Microelectronics Corporation
(UMC), a world leading semiconductor foundry, and Silicon Integrated Systems Corporation(SiS), a leading core logic and graphics chip company, today jointly announced their preliminary agreement to form a long- term strategic partnership aimed at maximizing the benefits to their respective customers. Specific terms were not released. The preliminary consensus includes three major points:
1. UMC and SiS intend to negotiate a cross-licensing arrangement in order to create positive synergies between the companies.
2. UMC and SiS will cooperate on capacity and process technology to better meet the requirements of their customers.
3. UMC and SiS will form a long-term strategic alliance to explore further business opportunities.
Based upon the preliminary consensus, customers of both companies will benefit from greater manufacturing capacity and process technology support and under a broader umbrella of intellectual property. UMC and SiS contemplate resolution of certain issues in the pending litigation in a mutually acceptable manner that benefits their respective customers.
3. Countermeasures: none
4. Any other matters that need to be specified: none

                                                                    Exhibit 99.9

Subject: To announce related materials on acquisition of Silicon Integrated Systems Corporation securities
To which item it meets--article 2 paragraph xx:20
Date of events: 2002/12/26
Contents:
1. Name of the security: common shares of Silicon Integrated Systems Corp.
2. Trading date: 2002/12/10~2002/12/26
3. Trading volume, unit price, and total monetary amount of the transaction: trading volume: 25,253,000 shares; average unit price: $25.44 NTD; total amount:
$642,544,689 NTD
4. Gain (or loss) on disposal (not applicable in cases of acquisition of securities): not applicable
5. Relationship with the underlying company of the trade: Silicon Integrated Systems Corp., investee company under cost method
6. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of restriction of rights: cumulative volume: 25,253,000 shares; amount:
$642,544,689 NTD; percentage of holdings: 2.32%; status of restriction of rights: no
7. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder's equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: ratio of total assets: 19.29%; ratio of shareholder's equity: 26.76%; the operational capital as shown in the most recent financial statement: $61,639,615 thousand NTD
8. Concrete purpose/objective of the acquisition or disposal: long-term investment
9. Opinions of directors expressing opposition to the current trade: none
10. Any other matters that need to be specified: none

                                                                   Exhibit 99.10

Subject: Clarification to United Evening News report on 12/27/02 Sec 14
To which item it meets--article 2 paragraph xx:31
Date of events: 2002/12/27
Contents:
1. Name of the reporting media: United Evening News Sec 14
2. Date of the report: 2002/12/27
3. Content of the report: The common shares price of Silicon Integrated Systems Corp. had increased for four days might due to a insider tranding.
4. Summary of the information provided by investors: Not Applicable
5. Company's explanation of the reportage or provided information:
(1) This report is not fact and the Company officially denies.
(2) The Company announced related material on acquisition of SiS 25,253,000 common shares on Dec. 26, 2002. including 200,000 shares on Dec. 10, 2002 and 25,053,000 shares on Dec. 26, 2002 respectively.
6. Countermeasures: None
7. Any other matters that need to be specified: None

                                                                   Exhibit 99.11

Subject: To announce related materials on acquisition of Silicon Integrated Systems Corporation securities
To which item it meets--article 2 paragraph xx:20
Date of events: 2002/12/27
Contents:
1. Name of the security: common shares of Silicon Integrated Systems Corp.
2. Trading date: 2002/12/27
3. Trading volume, unit price, and total monetary amount of the transaction: trading volume: 23,230,000 shares; average unit price: $26.91 NTD; total amount:
$625,035,128 NTD
4. Gain (or loss) on disposal (not applicable in cases of acquisition of securities): not applicable
5. Relationship with the underlying company of the trade: Silicon Integrated Systems Corp., investee company under cost method
6. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of restriction of rights: cumulative volume: 48,483,000 shares; amount:
$1,267,579,817 NTD; percentage of holdings: 4.46%; status of restriction of rights: no
7. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder's equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: ratio of total assets: 19.49%; ratio of shareholder's equity: 27.05%; the operational capital as shown in the most recent financial statement: $61,639,615 thousand NTD
8. Concrete purpose/objective of the acquisition or disposal: long-term investment
9. Opinions of directors expressing opposition to the current trade: none
10. Any other matters that need to be specified: none